Exhibit (a)(5)(ii)

FOR IMMEDIATE RELEASE
Agilysys Initiates Self-Tender Offer for
up to 6,000,000 of its Outstanding Common Shares
•	Company will repurchase up to 6,000,000, or approximately 19 percent, of its common shares through “Dutch Auction” tender offer at a price between $16.25 and $18.50 per share

•	Board of Directors authorizes up to an additional 2,000,000 shares to be repurchased in the open market

•	Latest step to further increase shareholder value
BOCA RATON, Fla. — August 21, 2007 — Agilysys, Inc. (Nasdaq: AGYS), a leading provider of IT solutions, announced today that it has initiated a “Dutch Auction” tender offer, for up to 6,000,000 Agilysys common shares at a price not less than $16.25 nor greater than $18.50 per share, to the seller in cash, less any applicable withholding taxes and without interest. The closing price of the shares on August 20, 2007, the last trading day preceding this announcement, was $15.63 per share. The tender offer will expire at 5:00 pm EDT on Wednesday, September 19, 2007, unless extended.
The “Dutch Auction” tender offer will allow shareholders to indicate how many shares and at what price within the company’s specified range they wish to tender. Based on the number of shares tendered and the price specified by the tendering shareholders, the company will determine the lowest price per share within the range that will enable it to purchase up to 6,000,000 shares, or such lesser number of shares as are properly tendered. The company will not purchase shares below a price stipulated by a shareholder, and in some cases, may actually purchase shares at prices above a shareholder’s indication under the terms of the “Dutch Auction.”
The company intends to repurchase tendered shares using cash on hand. Prior to initiating the tender offer, Agilysys had approximately $250 million of cash on hand and no outstanding debt. If the tender offer is consummated in full at $18.50 per share, the company estimates that it will have approximately $150 million cash on hand and $200 million available for borrowings under its credit facility following the tender offer. Agilysys is confident that the combination of existing cash on hand and the current credit facility provides sufficient financial flexibility to fund both the tender offer and the company’s acquisition strategy.
In connection with the Board of Directors’ approval of the tender offer, the Board also authorized the company to repurchase up to an additional 2,000,000 shares in the open market at a price per share at or below the upper price limit of the tender offer ($18.50), during the one-year period after the expiration of the tender offer, provided that the aggregate purchase price of shares purchased by the company in the tender offer and the open market repurchase does not exceed $150 million. The Board determined that authorization of the open market repurchase program affords the company additional flexibility and is in the best interest of the company and its shareholders. The company also intends to continue to pay its $0.03 per share quarterly, or $0.12 per share annual, dividend to shareholders.
The timing of the share repurchase and the number of shares to be repurchased will be at the discretion of the company’s management, and will depend upon prevailing market conditions and other factors. Notwithstanding the foregoing, due to Securities and Exchange Commission (SEC) rules, the commencement, if any, of the open market repurchase program may not begin until at least 10 days after the termination of the tender offer. The company may terminate or limit the repurchase program at any time. Due to certain financial covenants contained in the company’s credit facility, which would likely limit the company’s ability to repurchase the full 2,000,000 shares authorized under the repurchase program, the company is seeking an amendment to its credit facility in order to eliminate such limitations.
On January 2, 2007, Agilysys announced the divestiture of its KeyLink Systems Distribution Business to focus on its IT solutions business. At the same time, the company also announced that its Board authorized the repurchase of up to 6,000,000 common shares, representing approximately 19 percent of the company’s outstanding common shares, via a self-tender offer as soon as practicable following the close of the sale of KeyLink Systems.
The tender offer provides an opportunity for those shareholders who — based on the changes in the company’s strategy — would like to liquidate all or a portion of their investment in the stock in an orderly fashion. It also provides Agilysys with a tax-efficient mechanism to distribute a significant portion of the proceeds from the sale of KeyLink Systems to shareholders. Agilysys management and directors have indicated that they will not tender their shares in the tender offer.
“The self-tender and supplementary open market authorization is a strong signal from our Board and management that we are confident in our strategy to reposition the company and focus on selling IT solutions,” said Arthur Rhein, chairman, president and chief executive officer. “Tendering shareholders will receive an immediate premium to the stock’s closing price of $15.63 on August 20, as it stood prior to the tender, and non-tendering shareholders, along with management and directors, will increase their pro rata ownership in the company and our future operations.”
The tender offer is subject to a number of terms and conditions which are described in the offer to purchase and related documents that are being distributed to shareholders. None of the company, its officers or the dealer manager, information agent or depositary will make any recommendation to shareholders on whether or not to tender their shares. Shareholders should seek advice from an independent financial adviser as to the suitability of any action with respect to their ownership of Agilysys shares.
J.P. Morgan Securities Inc. is acting as the dealer manager for the tender offer. The information agent is Georgeson Inc. and the depositary is National City Bank. The offer to purchase, letter of transmittal and related documents will be mailed to shareholders of record and will also be made available for distribution to beneficial owners of the company’s shares.
Strategic Goals
“We are continuously enhancing our business, both organically and through targeted acquisitions,” Rhein said. “In addition to the self-tender offer, over the past seven months Agilysys has closed four strategic acquisitions that complement our existing IT solutions business and have increased pro forma revenues by over 70%. We are now focused on leveraging the ‘new’ Agilysys to deliver sustained growth and profitability and will continue on our strategic course of enhancing the value we provide to our customers and shareholders.”
The company reiterated that it plans to achieve a number of long-term financial goals including:
•	Grow sales from approximately $500 million to $1 billion within two years of the KeyLink Systems divestiture, and to $1.5 billion in three years;

•	Target gross margins in excess of 20% and EBITDA margins of 6% within three years;

•	While in the near term return on invested capital will be diluted due to acquisitions and legacy costs, the company continues to target long-term return on capital of 15%.

Recent Acquisitions
During the first quarter of fiscal 2008, Agilysys completed the integration of Visual One Systems, as well as announced three strategic acquisitions — Stack Computer, InfoGenesis and Innovativ Systems Design — all of which have now closed.
•	January 25, 2007 — Visual One Systems, with annual sales of approximately $9 million, is a leading developer and marketer of Microsoft® Windows®-based software for the hospitality industry with offerings including property management, condominium, golf course, spa, point-of-sale, and sales and catering management applications. Visual One customers include well-known North American and international full-service hotels, resorts, conference centers and condominiums of all sizes. The acquisition of Visual One strategically provides Agilysys a complementary product offering and significantly increases the breadth of the company’s market opportunities in the hospitality industry.

•	April 2, 2007 — Stack Computer, with approximately $55 million in revenues, is a technology integrator with a strong focus in EMC-based high availability storage infrastructure solutions. As an EMC Premier Technology Integrator and a Cisco Advanced Technology Partner, Stack strategically provides Agilysys with product solutions and services offerings that significantly enhance its storage and professional services businesses. Stack’s customers, primarily concentrated on the West Coast, include leading corporations in the financial services, healthcare and manufacturing industries.

•	June 18, 2007 — The addition of InfoGenesis, with approximately $42 million in annual revenues, enhances Agilysys’ already strong presence in casinos, hotels and resorts, and provides new solutions in cruise lines, stadiums and foodservice. As an independent software vendor to the hospitality market, InfoGenesis has developed enterprise-class point-of-sale solutions that provide end users a highly intuitive, secure and easy way to process customer transactions across multiple departments or locations. The combined portfolio of products from Agilysys and InfoGenesis offers hospitality clients worldwide a single source for their operational technology needs.

•	July 2, 2007 — Innovativ, with approximately $256 million in revenues, is the largest U.S. solutions provider of Sun Microsystems servers and storage products. The Sun relationship, combined with Innovativ’s strong financial services and telecommunications industry presence, further diversifies Agilysys’ supplier mix, establishes new markets and broadens its customer base. Through the addition of Sun, Agilysys has a very significant relationship with four of the most pervasive computer technology suppliers: EMC, HP, IBM and Sun.
The company filed with the SEC a Form 8-K regarding the InfoGenesis acquisition on June 22, 2007, and a Form 8-K regarding the Innovativ acquisition on July 6, 2007. The company did not include the financial statement and pro forma financial information required by Item 9.01 of Form 8-K in either of the Form 8-K filings, and indicated in each of the filings that the required information would be included in an amendment to each Form 8-K to be filed within the timeframe specified in Item 9.01. The company intends to file an amendment to each of these Form 8-Ks containing the required information prior to the expiration of the tender offer. Shareholders are encouraged to review the amendments to the Form 8-Ks, together with the other documents and information provided, in considering whether to participate in the tender offer.

Business Outlook
The company has made significant progress to date, and with the acquisitions described above, has pro forma revenues in excess of $850 million. For the fiscal year 2008, the company has provided the following guidance: annual sales in the range of $800 million to $820 million; full-year gross margin of approximately 24% of sales; and EBITDA margins of approximately 2.5% to 3% of sales. Based on an estimated 32,000,000 shares outstanding (pre the tender offer), earnings per share are expected to be in the range of $0.40 to $0.50 per share.
The company has not authorized any person to make any recommendation on the company’s behalf as to whether any shareholder should tender or refrain from tendering any common shares or as to the purchase price or purchase prices at which any shareholder may choose to tender any common shares in the tender offer. Shareholders should rely only on the information contained in the offer to purchase and related documents to which we have referred. The company has not authorized anyone to provide shareholders with information or to make any representation in connection with the tender offer other than those contained in the offer to purchase or in the letter of transmittal. If anyone makes any recommendation, gives any information or makes any representation, shareholders must not rely upon that recommendation, information or representation as having been authorized by the company, the dealer manager, the depositary or the information agent.
The tender offer statement (including the offer to purchase, the letter of transmittal and other offer documents) will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the company’s security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site, www.sec.gov.
Forward-Looking Language
Portions of this release, particularly the statements made by management and those that are not historical facts, are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current assumptions and expectations, and are subject to risks and uncertainties, many of which are beyond the control of Agilysys. Many factors could cause Agilysys actual results to differ materially from those anticipated by the forward-looking statements. These factors include those referenced in the Annual Report on Form 10-K or as may be described from time to time in Agilysys subsequent SEC filings.
Potential factors that could cause actual results to differ materially from those expressed or implied by such statements include, but are not limited to, those relating to Agilysys anticipated revenue gains, sales volume, margin improvements, cost savings, and new product introductions.
Other associated risks include geographic factors, political and economic risks, the actions of Agilysys competitors, changes in economic or industry conditions or in the markets served by Agilysys, and the ability to appropriately integrate acquisitions, strategic alliances, and joint ventures.
In addition, this release contains time-sensitive information and reflects management’s best analysis only as of the date of this release. Agilysys does not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the date of this release. Information on the potential factors that could affect Agilysys actual results of operations is included in its filings with the Securities and Exchange Commission, including, but not limited to, its Annual Report on Form 10-K for the fiscal year ended March 31, 2007. Interested persons can obtain it free at the Securities and Exchange Commission’s website, which is located at www.sec.gov.

Notwithstanding any statement in this press release to the contrary, the safe harbor protections of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with a tender offer.
About Agilysys, Inc.
Agilysys is a leading provider of innovative IT solutions to corporate and public-sector customers, with special expertise in select markets, including retail and hospitality. The company uses technology — including hardware, software and services — to help customers resolve their most complicated IT needs. The company possesses expertise in enterprise architecture and high availability, infrastructure optimization, storage and resource management, identity management and business continuity; and provides industry-specific software, services and expertise to the retail and hospitality markets. Headquartered in Boca Raton, Fla., Agilysys operates extensively throughout North America, with additional sales offices in the United Kingdom and China. For more information, visit http://www.agilysys.com.

Analysts/Investor Contact:	Martin Ellis
Executive Vice President, Treasurer and Chief Financial Officer
Agilysys, Inc.
561-999-8780
martin.ellis@agilysys.com

Media Contact:	Julie Young
Director, Corporate Communications
Agilysys, Inc.
440-519-8160
julie.young@agilysys.com

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